 EX. 99.28(h)(6)
Plan Of Reorganization

JNL Variable Fund LLC
JNL/Mellon Capital S&P® 10 Fund
JNL/Mellon Capital S&P® 24 Fund

This plan of reorganization (“Plan”) has been entered into on September 13, 2013, by the JNL Variable Fund LLC (“Fund”), a limited liability company created under the laws of the State of Delaware, on behalf of its JNL/Mellon Capital S&P® 24 Fund (the “Acquiring Fund”) and its JNL/Mellon Capital S&P® 10 Fund (the “Acquired Fund”).

Whereas, the Fund is a registered investment company under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end management investment company, and has established several separate series of shares (“funds”), with each fund having its own assets and investment policies;

Whereas the Fund’s Board of Managers, including a majority of the Managers who are not interested persons of the Fund, has determined that the transactions described herein are fair and reasonable, that participation in the transactions described herein is in the best interests of the Acquired Fund, and that the interests of the existing interest holders of both the Acquired Fund and the Acquiring Fund will not be diluted as a result of the transactions described herein;

Whereas Article III, Section 3 of Fund’s Operating Agreement, adopted November 27, 2012 (the “Declaration of Trust”), authorizes the Board of Managers to direct the management of the business and affairs of the Fund;

Whereas the Fund’s Board of Managers, including a majority of the Managers who are not interested persons of the Fund, has approved the reorganization of the Acquired Fund with and into the corresponding Acquiring Fund;

Now, Therefore, all the assets, liabilities and interests of the Acquired Fund shall be transferred on the Closing Date to the Acquiring Fund as described below:

1.
The Closing Date shall be September 13, 2013, or if the New York Stock Exchange or another primary trading market for portfolio securities of the Acquired Fund or the Acquiring Fund (each, an “Exchange”) is closed to trading or trading thereon is restricted, or trading or the reporting of trading on an Exchange or elsewhere is disrupted so that, in the judgment of the Board of Managers, accurate appraisal of the value of either the Acquired Fund’s or the Acquiring Fund’s net assets and/or the net asset value per share of either class of Acquiring Fund shares is impracticable, the Closing Date shall be postponed until the first business day after the day when such trading has been fully resumed and such reporting has been restored;

2.	On or before the Closing Date, and before effecting the consolidation transaction described herein, the Fund shall have received a satisfactory written opinion of legal counsel that:

a.
The acquisition by the Acquiring Fund of substantially all the assets of the Acquired Fund as provided for herein in exchange for the Acquiring Fund Shares will qualify as a reorganization within the meaning of Section 368(a)(1)(C) of the Code, and the Acquired Fund and the Acquiring Fund will each be a party to the respective reorganization within the meaning of Section 368(b) of the Code; no gain or loss will be recognized by the Acquired Fund upon the transfer of substantially all of its assets to the Acquiring Fund in exchange solely for voting shares of the Acquiring Fund (Code Sections 361(a) and 357(a); no gain or loss will be recognized by the Acquiring Fund upon the receipt of substantially all of the assets of the Acquired Fund in exchange solely for voting shares of the Acquiring Fund (Code Section 1032(a)); and no gain or loss will be recognized to the shareholders of the Acquired Fund Shares upon the exchange of their shares in the Acquired Fund for voting shares of the Acquiring Fund (Code Section 354(a)).

b.
the securities to be issued in connection with such transaction have been duly authorized, and when issued in accordance with this Plan, will have been validly issued and fully paid and will be non-assessable by the Fund on behalf of the Acquiring Fund.

3.
In exchange for all of its shares of the Acquired Fund, each shareholder of the Acquired Fund shall receive a number of shares, including fractional shares, of the Acquiring Fund equal in dollar value to the number of whole and fractional shares that such shareholder owns in the Acquired Fund.  Each shareholder of the Acquired Fund shall thereupon become a shareholder of the Acquiring Fund.

4.
For purposes of this transaction, the value of the shares of the Acquiring Fund and the Acquired Fund shall be determined as of 4:00 p.m., Eastern Time, on the Closing Date.  Those valuations shall be made in the usual manner as provided in the relevant Fund’s prospectus.

5.
Upon completion of the foregoing transactions, the Acquired Fund shall be terminated and no further shares shall be issued by it. The classes of the Fund’s shares representing such Acquired Fund shall thereupon be closed and the shares previously authorized for those classes shall be reclassified by the Board of Managers. The Fund’s Board of Managers and management shall take whatever actions may be necessary under Delaware law and the 1940 Act to effect the termination of the Acquired Fund.

6.
The costs and expenses of these transactions, including the preparation, filing and printing of disclosure documents and related legal fees, except legal fees incurred in connection with the analysis under the Code of the taxability of this transaction and the preparation of the tax opinion referred to in paragraph 2.a. above, shall be borne by Jackson National Asset Management, LLC.

In Witness Whereof, JNL Variable Fund LLC, on behalf of the JNL/Mellon Capital S&P® 10 Fund and JNL/Mellon Capital S&P® 24 Fund has caused this plan of reorganization to be executed and attested in the City of Chicago, State of Illinois, on the date first written above.

JNL Variable Fund LLC

By:      /s/ Mark D. Nerud
    Mark D. Nerud, President

Attest:

By:    /s/Daniel W. Koors
   Daniel W. Koors, Vice President